EXHIBIT C-8

INDEPENDENT AUDITOR’S CONSENT

To: The Department of Finance

I consent to the use of my independent auditor’s report dated 4 September 2019 to the Minister of Finance on the condensed consolidated financial statements of the Government of Canada, which comprise the condensed consolidated statement of financial position as at 31 March 2019, the condensed consolidated statement of operations and accumulated deficit, condensed consolidated statement of change in net debt and condensed consolidated statement of cash flow for the year then ended, and related notes, included in the Annual Financial Report of the Government of Canada – Fiscal Year 2018-2019 that is included in Form 18-K/A - Amendment No. 4 to be filed with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval system on 2 October 2019.

/s/ Sylvain Ricard

Sylvain Ricard, CPA, CA

Interim Auditor General of Canada

Ottawa, Canada

2 October 2019